SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) July 27, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

 Nevada   0-7246   95-2636730
 (State or Other Jurisdiction   (Commission   (IRS Employer
   of Incorporation)   File Number)   Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 8.01. Other Events

On July 27, 2005, the Company issued a news release announcing that the Company has commenced driling operations on an exploratory well and that the 2nd quarter 2005 earnings release date and conference call have been set. A copy of the news release is attached in Exhibit 9.01.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news releases are filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date July 28, 2005

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer